CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of September 30, 2021 and December 31, 2020
and for the nine months ended
September 30, 2021 and 2020

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Nine months ended September 30,
	Note	2020	2021

(in thousands of EUR, except per share amounts)		(unaudited)
Revenue	3.1	42,830	61,765
Cost of sales	3.2	(7,049)	(168,177)
Selling and distribution expenses	3.3	(809)	(1,232)
Research and development expenses	3.4	(76,337)	(284,728)
General and administrative expenses	3.5	(33,147)	(80,787)
Other operating income	3.6	11,695	66,746
Other operating expenses		(357)	(339)
Operating loss		(63,174)	(406,752)
Finance income		5,103	8,828
Finance expenses		(14,519)	(10,015)
Loss before income tax		(72,590)	(407,939)
Income tax benefit/ (expense)	12	1,615	(1,841)
Net loss for the period		(70,975)	(409,780)
Other comprehensive income:
Foreign currency adjustments		76	(62)
Total comprehensive loss for the period		(70,899)	(409,842)
Net loss per share (basic and diluted)		(0.61)	(2.21)

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	September 30,
(in thousands of EUR)	Note	2020	2021
			(unaudited)
Assets
Non-current assets
Intangible assets	6.1	14,146	13,572
Property, plant and equipment	6.2	66,605	160,391
Right-of-use assets		33,984	32,352
Other assets		6,322	2,351
Deferred tax assets	12	445	367
Total non-current assets		121,502	209,033
Current assets
Inventories	7	14,531	140,880
Trade receivables	3.1	1,014	2,452
Contract assets	3.1	808	7,180
Other financial assets	8	2,619	7,712
Prepaid expenses and other assets	9	48,289	234,899
Cash and cash equivalents		1,322,593	1,060,971
Total current assets		1,389,854	1,454,094
Total assets		1,511,356	1,663,127
Equity and liabilities
Equity	4
Issued capital		21,655	22,446
Capital reserve		1,334,704	1,727,913
Treasury Shares		—	(211)
Accumulated deficit		(645,069)	(1,054,849)
Other comprehensive income		57	(5)
Total equity		711,347	695,294
Non-current liabilities
Finance liabilities	12	25,189	27,543
Lease liabilities		26,853	25,667
Contract liabilities	3.1	500,061	100,283
Other liabilities		284	284
Total non-current liabilities		552,387	153,777
Current liabilities
Lease liabilities		3,234	3,310
Trade and other payables	11	21,685	60,280
Other liabilities	3.6	64,326	103,890
Income taxes payable	13	392	311
Contract liabilities	3.1	157,985	646,265
Total current liabilities		247,622	814,056
Total liabilities		800,009	967,833
Total equity and liabilities		1,511,356	1,663,127

CureVac N.V.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the nine months ended September 30, 2021 and 2020

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	share	deficit	reserve	equity
Balance as of January 1, 2021	21,655	1,334,704	—	(645,069)	57	711,347
Net loss	—	—	—	(409,780)	—	(409,780)
Other comprehensive income (loss)	—	—	—	—	(62)	(62)
Total comprehensive income (loss)	—	—	—	(409,780)	(62)	(409,842)
Share-based payment expense (Net of Taxes)	—	12.965	—	—	—	12,965
Issuance of share capital (net of transaction costs)	690	403,372	—	—	—	404,062
Exercise of options	101	2,422	—	—	—	2,523
Repurchase of common shares (Treasury Shares)	—	(25,550)	(211)	—	—	(25,761)
Balance as of September 30, 2021 (unaudited)	22.446	1,727,913	(211)	(1,054,849)	(5)	695,294

				Currency
	Issued	Capital	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	deficit	reserve	equity
Balance as of January 1, 2020	11,603	461,520	(515,947)	22	(42,802)
Net loss	—	—	(70,975)	—	(70,975)
Other comprehensive income (loss)	—	—	—	(76)	(76)
Total comprehensive income (loss)	—	—	(70,975)	(76)	(71,051)
Share-based payment expense	—	7,399	—	—	7,399
Convertible Loan		87			87
Exercise of options	288	(288)	—	—	—
Issuance of share capital	9,669	858,048	—	—	867,717
Balance as of September 30, 2020 (unaudited)	21,560	1,326,766	(586,922)	(54)	761,350

CureVac N.V.

Interim Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2020	2021

(in thousands of EUR)	(unaudited)
Operating activities
Loss before income tax	(72,590)	(407,939)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(5,103)	(8,828)
Finance expense	14,519	10,015
Depreciation and amortization	7,244	11,342
Loss on disposal of fixed assets	357	0
Impairments of inventory and prepayments	—	39,142
Share-based payment expense	7,399	11,470

Working capital changes
Decrease / (increase) in trade receivables and contract assets	16,662	(7,810)
Decrease / (increase) in inventory	4,775	(143,638)
Decrease / (increase) in other assets	(19,336)	(214,621)
Receipts from grants from government agencies and similar bodies	17,630	38,349
(Decrease) / increase in trade and other payables and contract liabilities	116,457	130,022
(Decrease) / Increase in other current financial and other liabilities	—	78
Decrease / (increase) in deferred taxes	(65)	(100)
Income taxes paid	(98)	(352)
Interest received	—	25
Interest paid	(6,869)	(7,212)
Net cash flow (used in) operating activities	80,982	(550,057)

Investing activities
Purchase of property, plant and equipment	(15,149)	(91,032)
Purchase of intangible assets	(5,883)	(2,273)
Proceeds from asset related grants	3,237	—
Proceeds from sale of other financial assets	329	—

Net cash flow (used in) investing activities	(17,466)	(93,305)

Financing activities
Payments on lease obligations	(3,478)	(2,346)
Proceeds from the convertible loans	24,860	—
Repayment of convertible loans	(94,749)
Payments on treasury shares	—	(23,339)
Proceeds from the issuance of shares (net of transaction costs)	867,717	404,164
Net cash flow (used in) provided by financing activities	794,350	378,479
Net increase (decrease) in cash and cash equivalents	857,866	(264,883)
Currency translation gains (losses) on cash and cash equivalents	3,849	3,261
Cash and cash equivalents, beginning of period	30,684	1,322,593
Cash and cash equivalents, end of period	892,399	1,060,971

1. Corporate Information

CureVac N.V. (“CureVac” or “CV” or the “Company”) is the parent company of CureVac Group (“Group”) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under RSIN 861149336. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tuebingen, Germany. The major shareholder and ultimate parent company of the Group is dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences.

On August 14, 2020, the Company completed an initial public offering (IPO) on the Nasdaq Global Market; in connection with the IPO, the Company underwent a corporate reorganization by which CureVac N.V. became the parent holding company with 100% interest in CureVac AG. Prior to the reorganization, CureVac AG was the parent holding company of the Group; as part of the reorganization, CureVac B.V. was formed and existing shareholders of CureVac AG subscribed for new common shares in CureVac B.V. and agreed to transfer their respective shares in CureVac AG to CureVac B.V. as a contribution in kind against issuance of the common shares in CureVac B.V. shares (share split) on a 1-to-133.0778 basis. As a result, CureVac B.V. became the holding company of CureVac AG, while the existing shareholders had a 100% shareholding in CureVac B.V. Effective with the IPO, CureVac B.V. changed its legal form and became CureVac N.V. and the common shares of CureVac B.V. were converted to common shares of CureVac N.V. These interim condensed consolidated financial statements and corresponding financial statement notes reflect the retrospective effect of the share split, where applicable.

2. Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2020 and 2019 and for the three years ended December 31, 2020. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on December 16, 2021. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020. The new and amended standards and interpretations applied for the first time as of January 1, 2021, as disclosed in the notes to the consolidated financial statements as at December 31, 2020, had no impact on the interim condensed consolidated financial statements of the Group as of and for the nine months ended September 30, 2021. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States, the European Union and around the world. In response, the Group began development of CVnCoV, its mRNA-based COVID-19 vaccine candidate, for which it initiated a Phase 1 clinical trial in healthy volunteers in June 2020, a Phase 2a clinical trial in older adults in September 2020 and a Phase 2b/3 clinical trial in December 2020. The connection with the CVnCoV development, the Group signed agreements providing for government grants and for future supply of vaccine. Additionally, in the first half of 2021, the Group signed agreements to expand its existing manufacturing capacities at its headquarters in Tuebingen, thereby allowing for broad-scale manufacturing of CVnCoV and other mRNA-based vaccines, and to collaborate with pharmaceutical partners to develop and manufacture vaccines against SARS-CoV-2 variants. In February 2021, the Group announced initiation of a rolling submission with the European Medicines Agency (EMA) for CVnCoV and was in late-stage clinical testing. In April 2021, CureVac initiated a rolling submission to Swissmedic, the Swiss regulator for therapeutic products including vaccines, of CVnCoV for use in Switzerland.

In June 2021, the Group reported the final analysis for its Phase 2b/3 HERALD study in which CVnCoV demonstrated an overall vaccine efficacy of 48% against COVID-19 disease of any severity.

Later in 2021, the European Medicines Agency (EMA) informed the Company that it would not start reviewing the file before 2022. As a result, CureVac estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. By this time, CureVac and GSK expect candidates from the second-generation vaccine program will be progressing through clinical development. On October 12, 2021, CureVac announced the strategic decision to focus its COVID-19 vaccine program on the development of second-generation mRNA vaccine candidates in collaboration with GSK and to withdraw its first-generation COVID-19 vaccine candidate, CVnCoV, from the approval process with the EMA. The decision is aligned with the evolving dynamics of the pandemic response toward greater need for differentiated vaccines with the gradual transition from an acute pandemic to an endemic SARS-CoV2 environment.

Current clinical studies with CVnCoV, including a Phase 1 study in Germany, a Phase 2a study in Peru and Panama, a Phase 2b/3 (HERALD) study in Europe and Latin America, and a Phase 3 study in participants with comorbidities in Belgium, continue with the scheduled safety follow-up times for all trial participants as per the respective trial protocols.

As a direct consequence of CureVac’s notification of the European Commission (EC) of the withdrawal of the application with the EMA for CVnCoV, the EC Advanced Purchase Agreement, which was predicated on employing CVnCoV to address the acute pandemic need, was automatically terminated. CureVac remains in contact with the European Commission and is supportive of its public health efforts.

CureVac remains committed to the long-term fight against COVID-19 and aims to leverage CVnCoV learnings and infrastructure to be at the forefront of delivering advanced second-generation vaccines together with GSK. These are expected to provide more flexible protection against emerging COVID-19 variants and to offer new mRNA approaches to other infectious disease vaccines such as flu, as well as potential combination vaccines against different viruses. Second-generation clinical development is expected to start within the next few months.

As the Group is currently devoting significant resources to the development of COVID vaccines, such development may impair the ability to timely progress other product candidates in clinical trials or into clinical trials from their current preclinical stage. In addition, enrollment in other programs may be delayed as a result of the COVID-19 pandemic and could have a negative impact on revenue recognition related to non-COVID-19 collaborations. For instance, the Group’s flu program with Bill & Melinda Gates Foundation was delayed. The partial disruption, even temporary, may negatively impact the Company’s operations and overall business by delaying the progress of its clinical trials and preclinical studies. The Group’s operations, including research and manufacturing, could also be disrupted due to the potential of the impact of staff absences as a result of self-isolation procedures or extended illness. However, the Group has taken a series of actions aimed at safeguarding its employees and business associates, including implementing a work-from-home policy for employees except for those related to its laboratory and production operations. The Group has been running COVID PCR (polymerase chain reaction) tests on a weekly basis for employees on the premises.

3. Notes to the consolidated financial statements

3.1 Revenue from contract with customers

The Group recognized the following revenues:

	Nine months ended September 30,
	2020	2021
	EUR k	EUR k
Belgium
GSK	4,047	49,621
Germany
Boehringer Ingelheim	1,418	9,990
Netherlands
Genmab	1,893	1,323
Switzerland
CRISPR	618	831
United States
Eli Lilly	34,854	—
Total	42,830	61,765

Of these revenues, all of which were recognized over time as part of collaboration agreements, during the nine months ended September 30, 2021, EUR 49,878k (September 30, 2020: EUR 41,545k) related to delivery of research services combined with an IP license (recognized from the upfront payments as further illustrated in the table below), EUR 1,400k(September 30, 2020: EUR 401k) related to delivery of products and EUR 10,488k (September 30, 2020: EUR 884k) were recognized from those research and development services considered distinct within the agreements.

In the nine months ended September 30, 2020, revenue primarily consisted of EUR 34,854k recognized upon termination of the collaboration with Eli Lilly.As a result, and on the termination date of the License and Collaboration Agreement, EUR 33.1 million in contract liabilities from the upfront payment were recognized as revenue as no further performance obligation remained.

In the nine months ended September 30, 2021, EUR 20,470k in revenue was recognized under the collaboration agreement with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. Another EUR 17,845k in revenue was recognized under a new collaboration with GSK, entered in April 2021, for the developing next generation mRNA vaccines for COVID-19 with the potential for a multi-valent approach to address multiple emerging variants in one vaccine, and under which GSK paid the Group an upfront payment of EUR 75,000k in May 2021.

In August 2014, the Group entered into an Exclusive Collaboration and License Agreement, which it refers to as the Boehringer Agreement, with Boehringer Ingelheim, whereby it granted Boehringer Ingelheim exclusive global rights for development and commercialization of its investigational therapeutic mRNA vaccine BI 1361849 (formerly CV9202) formulated with a legacy protamine technology. The Group received an upfront payment of EUR 30,000K, as well as, an option fee payment of EUR 5,000K and an additional EUR 7,000K in development milestone payments, all of which are non-refundable and non-creditable in the event of expiry or termination of the agreement. In June 2021, Boehringer Ingelheim provided notice of its intention to terminate the Boehringer Agreement, with such termination to become effective on November 17, 2021. Refer to Note 17, for additional information regarding this termination subsequent to September 30, 2021. Upon termination of the Boehringer Agreement, the rights and licenses granted by the Group to Boehringer Ingelheim will revert back to the Group, provided that Boehringer Ingelheim has the right to sell off existing inventory of BI 1361849 for a certain period. In addition, Boehringer Ingelheim must assign to us all regulatory approvals or applications and grant us a non-exclusive, cost-free, perpetual and worldwide license to intellectual property held by Boehringer Ingelheim that has been used in the development, manufacture or commercialization of BI 1361849 or any other product developed under the Boehringer Agreement. As of the date of these interim financial statements, the Group and Boehringer Ingelheim are assessing options to continue an R&D collaboration based on the exchange of the legacy protamine technology with state-of-the-art LNP based formulations. As a result of the announced termination, the remaining contract liability, related to the upfront payment, is being recognized over a shorter period through the termination date. For the nine months ended September 30, 2021, EUR 9,990k (September 30, 2020: EUR 1,400k) was recognized as revenue related to this agreement.

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

				Revenue recognized from
		Upfront payments	Upfront payments	upfront payments in the
		included	included	nine months ended
	Upfront payments	in contract liabilities at	in contract liabilities at	September 30,	September 30,
		December 31, 2020	September 30, 2021	2020	2021

Customer		(EUR k)	(EUR k)	(EUR k)
Eli Lilly	USD 50,000k (EUR 42,200)*	—	—	34,854	—
CRISPR	USD 3,000k (EUR 2,524)*	1,549	1,317	232	232
Boehringer Ingelheim	EUR 30,000k	14,003	4,012	1,400	9,990
Genmab	USD 10,000k (EUR 8,937)*	7,150	5,809	1,341	1,341
GSK	EUR 120,000k	112,222	91,842	3,718	20,470
GSK 2nd Gen	EUR 75,000k	—	57,155	—	17,845
BMBF	EUR 124,502k	61,122	124,502	—	—
EU APA	EUR 450,000k	450,000	450,000	—	—
Total		646,046	734,637	41,545	49,878

* Translated at the currency exchange rate prevailing on the transaction date.

Contract balances:

	December 31,	September 30,
	2020	2021
	EUR k	EUR k
Trade receivables	1,014	2,452
Contract assets	808	7,180
Contract liabilities**	658,046	746,548

Trade receivables are non-interest bearing and are generally settled within 30 to 45 days. Besides the upfront payments, under the collaboration agreements, contract liabilities also contain an option fee payment and an additional development milestone payment of EUR 12 million, in total, from Boehringer Ingelheim; refer to Note 17 for additional information relating to these amounts following September 30, 2021.

**As of September 30, 2021, €450 million in contract liabilities relating to the EU APA were classified as current assets due to the expectation for them to be recognized within one year from this date (non-current assets at December 31, 2020); refer to Note 17 for additional information relating to these amounts following September 30, 2021

3.2 Cost of sales

The cost of sales consists of the following:

	Nine months ended September 30,
	2020	2021
	EUR k	EUR k
Personnel	(2,171)	(14,897)
Materials	(1,380)	(13,945)
Third-party services	(2,432)	(130,795)
Maintenance and lease	(752)	(3,227)
Amortization and depreciation	(250)	(2,944)
Other	(64)	(2,369)
Total	(7,049)	(168,177)

During the nine months ended September 30, 2021, cost of sales increased compared to the same period of 2020 mainly due to activities for production processes for the Group’s CVnCoV vaccine candidate. The increase of EUR 161,128k in cost of sales was also driven by recognition of expenses related to ineffective set-up activities and settlement costs related to the termination of several CMO contracts.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	Nine months ended September 30,
	2020	2021
	EUR k	EUR k
Personnel	(755)	(943)
Amortization and depreciation	(77)	(65)
Third-party services	—	(200)
Other	23	(24)
Total	(809)	(1,232)

Personnel expenses mainly include salary and salary-related expenses, during the nine months ended September 30, 2021 of EUR 777k (September 30, 2020: 288k) and share-based payment expense of EUR 166k (September 30, 2020: 467k).

3.4 Research and development expenses

R&D expenses consists of the following:

	Nine months ended September 30,
	2020	2021
	EUR k	EUR k
Personnel	(16,213)	(25,209)
Materials	(21,595)	(5,893)
Amortization and depreciation	(2,589)	(3,051)
Patents and fees to register a legal right	(3,525)	(10,209)
Third-party services	(27,973)	(238,348)
Maintenance and lease	(560)	(291)
Other	(3,882)	(1,727)
Total	(76,337)	(284,728)

During the nine months ended September 30, 2021, research and development expenses increased in comparison to the same period of 2020 mainly due to an increase in development expenses from the Group´s CVnCoV program. These expenses consist primarily of cost incurred to CROs involved in the CVnCoV development. As of September 30, 2021, the Group had no development expenditures that met the requirements for capitalization. Under the grant from BMBF, the Group earns income (recognized in other operating income) for certain eligible expenses incurred for COVID-19 vaccine development; refer to Note 3.6 for more information on amounts recognized from this grant in the nine months ended September 30, 2021.

Personnel expenses mainly include salary and salary-related expenses, during the nine months ended September 30, 2021 of EUR 24,637k (September 30, 2020: 13,227k) and share-based payment expense of EUR 572k (September 30, 2020: 2,986k).

3.5 General and administrative expenses

General and administrative expenses consist of the following:

	Nine months ended September 30,
	2020	2021
	EUR k	EUR k
Personnel	(15,847)	(30,039)
Maintenance and lease	(1,571)	(2,106)
Third-party services	(5,097)	(28,699)
Legal and other professional services	(2,276)	(6,394)
Amortization and depreciation	(4,382)	(5,575)
Other	(3,974)	(7,974)
Total	(33,147)	(80,787)

Personnel expenses mainly include salary and salary-related expenses, during the nine months ended September 30, 2021, of EUR 19,492k (September 30, 2020: 11,900k) and share-based payment expense of EUR 10,547k (September 30, 2020: 3,947k). During the nine months ended September 30, 2021, third-party services expenses increased, compared to the same period of 2020, mainly due to consulting services for product launch readiness. The increase in “Other” mainly result from insurance costs of EUR 5,256k, mainly related to director and officer liability insurance (September 30, 2020: EUR 742k):

3.6 Other operating income

	Nine months ended September 30,
	2020	2021
	EUR k	EUR k
Grants and other cost reimbursements from government agencies and similar bodies	11,313	64,307
Other	382	2,439
Total	11,695	66,746

During the nine months ended September 30, 2021 and 2020, income from grants with government agencies and similar bodies resulted from the following:

German Federal Ministry of Education and Research (BMBF)

In 2020, the Company received a grant from BMBF to support the development of its COVID-19 vaccine candidate for which it was determined that the arrangement contained two components: a grant component (in the scope of IAS 20) and a supply component (in the scope of IFRS 15). With regard to the grant component, during the nine months ended September 30, 2021, the Group has recognized grant income in the amount of EUR 64,031k (September 30, 2020: nil). As of September 30, 2021, the unrecognized grant component of EUR 1,187k (December 31, 2020: EUR 28,630k) is presented in (current) other liabilities. Refer to Note 17 for additional information regarding this grant subsequent September 30, 2021.

Coalition for Epidemic Preparedness Innovations (CEPI)

In January 2020, CureVac and CEPI entered into a collaboration to develop a vaccine against the new coronavirus SARS-CoV-2. The aim of the cooperation is to safely advance vaccine candidates into clinical testing as quickly as possible. The agreement builds upon the existing partnership between CureVac and CEPI to develop a rapid-response vaccine platform and included additional initial funding of up to USD 8,300k. In May 2020, CEPI increased its grant award to the Group for SARS-CoV-2 vaccine development to up to USD 15,300k.

For the nine months ended September 30, 2021, CureVac recognized the reimbursement by CEPI of approved expenses of EUR 30k (September 30, 2020: EUR 10,565k). As of September 30, 2021, EUR 1,294k in grant funds received have been deferred and are presented within other liabilities (December 31, 2020: EUR 1,325k).

Bill & Melinda Gates Foundation (BMGF)

For the nine months ended September 30, 2021, CureVac recognized EUR 246k (September 30, 2020: EUR 449k) from the amortization of the grants on a straight-line basis. As of September 30, 2021, 1,918k in grant funds received have been deferred and presented within other liabilities (December 31, 2020: EUR 2,164k).

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of September 30, 2021, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid. However, in certain events, BMGF has the right to require the Company to redeem or facilitate the purchase by a third-party of all common shares it holds and Genmab has the right to subscribe once for common shares at a certain price under an anti-dilution and down round-protection clause effective through February 2022.

All payments received from shareholders in excess of the nominal value of the shares issued and net of transaction costs are recognized in capital reserves. Capital reserves also consists of recognition of share-based payments and the equity components of convertible loans. The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to shareholders to the extent shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by the Company’s articles of association.

In February 2021, the Group completed a follow-on public offering whereby it sold 5,000,000 common shares at a price of USD 90.00 per share. In addition, the underwriters exercised their option to purchase an additional 750,000 common shares at this same price less the underwriting discount. The aggregate proceeds, net of underwriting discounts, received by the Group from these transactions were EUR 426,652k. Additional offering costs for legal, accounting, printing and registration fees of EUR 22,590k were recognized as reduction to capital reserve against the proceeds from the offering.

Under the Prior VSOP plan, and following the Group’s IPO and corporate reorganization, upon vesting of virtual shares granted under the plan, the holder is able to exchange his or her virtual shares (in whole or in part) for cash or shares of CureVac N.V., at the discretion of the Company, subject to the occurrence of certain predefined events. The economic burden of such an exchange was to be borne exclusively by those shareholders already invested in CureVac AG as of October 1, 2015 (“Funding Shareholders”); as such, these Funding Shareholders were required to transfer to the Company, in exchange for no consideration, sufficient common shares for the Company to issue against exercises of virtual shares. With the Company’s IPO having taken place on August 14, 2020, an exit event was triggered with 10% of the vested virtual shares becoming exercisable at the end of the lock-up period, which is 180 days after the initial listing, i.e. on February 10, 2021. As of March 10, 2021, the beneficiaries (i.e., holders of virtual shares) exercised all of their 759,677 exercisable virtual shares and the Company received 759,677 common shares from the Funding Shareholders on that day. During the nine months ended September 30, 2021, 366,622 shares were transferred to beneficiaries upon exercise of options under the Company’s various equity plans. At September 30, 2021, the Company still held 3,032 treasury shares.

The number of shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2020	180,460,565
Follow-on Public Offering	5,750,000
Share option exercises between January and September 2021	845,091
Treasury shares	(3,032)
Common shares issued and outstanding at September 30, 2021	187,052,624

5. Share-based payments

During the nine months ended September 30, 2021 and 2020, the Group recognized share-based payments expenses of EUR 11,285k and EUR 7,399k, respectively, as follows:

Nine months ended September 30,

	2020	2021
	EUR k	EUR k
Research and development expenses	2,985	572
Selling and distribution expenses	467	166
General and administrative expenses	3,947	10,547
Total	7,399	11,285

Expense recognized for the equity-settled programs was as follows:

Nine months ended September 30:

	2020	2021
Program	EUR k	EUR k
LTIP	—	10,075
RSU for supervisory board	—	250
Former Chief Executive Officer Grant	2,551	—
New VSOP	1,327	441
Prior VSOP	3,521	519
Total	7,399	11,285

On November 16, 2020, CureVac granted 266,155 options to the Chief Scientific Officer (CSO). Furthermore, on December 1, 2020, CureVac granted 266,156 options (in 3 tranches) to the company`s Chief Business Officer (CBO) and Chief Commercial Officer (CCO). All grants were made at no cost under the terms of a new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V. At September 30, 2021 none of the options granted to the CSO and CBO/CCO under the LTIP were exercised at that date. On July 1, 2021, CureVac granted 20,000 options to the Chief Operations Officer (COO). Furthermore on August 1, 2021, CureVac granted 30,000 options to the Chief Development Officer (CDO). All grants were made at no cost under the terms of the long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V. At September 30, 2021 none of the options granted to the COO and CDO under the LTIP were vested and hence, were not exercisable at that date. The expenses recognized for employee services received under the LTIP during the nine months ended September 30, 2021, is in an amount of EUR 10,075k and is included in general and administrative expenses.

For the nine months ended September 30, 2020, share based payment expenses of EUR 2,551k recognized in general and administrative expenses resulted from the 805,520 unvested awards, granted to the former Chief Executive Officer (CEO), immediately vesting in March 2020 due to the discontinuation of his service contract. The remaining expense results from additional grants under the New VSOP and continued vesting of grants under the Prior VSOP.

On August 14, 2020, the Company filed with the SEC a registration statement on Form S-8 registering common shares, issuable pursuant to the CureVac N.V. Long-Term Incentive Plan (“the LTIP”), New VSOP and Prior VSOP.

At the Annual General Meeting in June 2021, grants to two supervisory board members for their outstanding work and advice in connection with the clinical development of CVnCoV were approved. The supervisory board members will receive RSU's equal to a EUR value of 100K and 150K. The related share-based payments expense is recognized in general and administrative expense.

Exercise of share-based payments

Also, for the New VSOP plan, the IPO was a triggering event, by which all outstanding options, under the plan, became exercisable; 55,932 options were exercised on February 11, 2021 at an average share price of USD 114.17 (EUR 94.15). Shares to the value of the participant’s personal tax obligation are withheld and shown as repurchase of those shares. From April up to September a total of 425,203 options were exercised with a weighted average share price of USD 58.13.

6. Fixed Assets

6.1 Intangible assets

During the nine months ended September 30, 2021, the Group acquired intangible assets of EUR 2,273k (nine months ended September 30, 2020: EUR 5,879k). The acquisitions during the nine months ended September 30, 2021 and 2020 mainly related to licenses, software and prepayments made to acquire those.

6.2 Property, plant and equipment

During the nine months ended September 30, 2021, property, plant and equipment increased by 93,786k from the balance at December 31, 2020. This increase was due primarily to the purchase of technical equipment and machines and other equipment of EUR 8,907k (September 30, 2020: EUR 5,013k) as well as additional amounts recognized as construction in progress of EUR 84,384k for Company-owned equipment physically located at CMO facilities in Germany and the remaining amount mainly for Company’s GMP facilities.

7. Inventories

Inventories include the following:

	December 31, 2020	September 30, 2021
	EUR k	EUR k
Raw materials	13,790	115,838
Unfinished goods	—	21,079
Finished goods	741	3,963
Total	14,531	140,880

During 2021, the Company began production of vaccine doses which are recorded in inventory as of September 30, 2021 as the costs were determined to be recoverable under existing arrangements regardless of whether regulatory approval is obtained.

During the nine months ended September 30, 2021, the increase in inventory of EUR 126,499k is due primarily to unfinished products in CVnCOV inventory and increased stock of raw material required for the production of CVnCOV.

8. Other financial assets

Other current financial assets as of September 30, 2021 amounted to EUR 7,712k (December 31, 2020: EUR 2,619k) mainly include deposits held by third parties in amount of EUR 1,936k (December 31, 2020: EUR 430k) and other receivables in the amount of EUR 5,776k (December 31, 2020: 2,189).

9. Prepaid expenses and other assets (current)

Prepaid expenses and other current assets as of September 30, 2021 amounted to EUR 234,899k (December 31, 2020: 48,289k) mainly include prepayments for service agreements (e.g. for the CROs and CMOs) in the amount of EUR 120,920k (December 31, 2020: EUR 40,054k) and a receivable due to the Group under the BMBF grant in the amount of EUR 55,183k (December 31, 2020: 8,235k) and VAT amount of EUR 47,234k. At December 31, 2020, the net amount of VAT is reflected in the other current liabilities. These net amounts of VAT refund claims and VAT payables do not bear interest and are reported to the tax authorities on a monthly basis.

10. Financial assets and financial liabilities

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the nine months ended September 30, 2021 and 2020.

11. Trade and other payables

During the nine months ended September 30, 2021, the increase of EUR 38,595k in trade and other payables was primarily due to billings from and accrued liabilities due to CROs and CMOs involved in the CVnCoV development and taxes collected upon share-based payments option exercises and which are to be remitted to taxing authorities.

As of September 30, 2021, the Company had non-cancellable contractual obligations of EUR 112,902k relating to CMO services, for which no amounts are recorded in the statement of financial position.

12. Loans

During the nine months ended September 30, 2020, EUR 11,008k of interest expense, inclusive of EUR 5,194k which resulted from the early termination, was recognized on two convertible loan facilities from Dietmar Hopp which were terminated later in 2020; as such, no amounts from these loan facilities were recognized in the same period of 2021. As of September 30, 2021, CureVac had drawn the first of the three tranches of the EIB loan received in December 2020 and, thus, EUR 25 million (plus accrued interest of EUR 2,543k) was outstanding on the loan as of that date. Refer to Note 17 for additional information regarding this loan following September 30, 2021.

13. Income tax

The Group calculates the interim income tax benefit or expense using the best estimate of the weighted average annual effective income tax rate expected for the full financial year.

For the nine months ended September 30, 2021 and 2020, the Group recorded a consolidated income tax expense of EUR 1,841k (September 30, 2020: EUR 1,615k benefit). The consolidated income tax expenses for the nine months ended September 30, 2021, resulted from income tax expenses from CureVac Inc. of EUR 220k (September 30, 2020: EUR 115k) and deferred tax expenses on taxable temporary differences of EUR 1,672k (September 30, 2020: EUR 2,539k benefit) as well as a recognition of a deferred tax benefit on tax loss carryforwards of EUR 52k (September 30, 2020: tax expense of EUR 809k).

14. Disclosure of financial instruments and risk management

As the Group requires significant liquid funds available for the financing of its COVID-19 research and development activities, during the nine months ended September 30, 2021, it has maintained funds as cash and cash equivalents and not in less liquid financial instruments. The Group has distributed the cash amongst several banks and amongst the legal entities in the Group in order to reduce negative interest penalties.

Refer to note 15 to the consolidated financial statements as of December 31, 2020 for additional information on the Group’s risk management activities. As of September 30, 2021, the Group held cash and cash equivalents of USD 4,321k and CHF 98k, which are exposed to foreign currency exchange risk. The Group intends to settle expenses arising in US dollars or CHF using these US dollar or CHF funds.

15. Earnings per share

Earnings per share is calculated pursuant to IAS 33 Earnings per Share by dividing the consolidated net loss in CureVac N.V. by the average weighted number of shares outstanding in the fiscal period, retrospectively adjusted for the effect of the corporate reorganization.

The weighted number of shares outstanding for the nine months ended September 30, 2021 was 185,702,736 (September 30, 2020: 116,023,286). This has led to a basic loss per share for the nine months ended September 30, 2021 and 2020 of EUR 2.21 and EUR 0.61, respectively. Since the conversion of options to ordinary shares would decrease loss per share, they are considered antidilutive. Therefore, the diluted earnings per share equals basic earnings per share for the nine months ended September 30, 2021 and 2020.

16. Related party disclosures

Transfer of shares from the Funding Shareholders

As discussed in Note 4, due to certain virtual share exercises under the Prior VSOP during the nine months ended September 30, 2021, 759,677 common shares were transferred to the Company by the Funding Shareholders, with no consideration paid in exchange, and some of these shares were subsequently reissued to fulfill obligations from option exercises.

Dietmar Hopp

During fiscal 2019, Dietmar Hopp, principal of dievini Hopp BioTech holding GmbH & Co. KG (dievini), the largest shareholder of the Group, granted two convertible loans to the Group, which were repaid in 2020; see Note 11 for further information.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. After the transition of Antony Blanc to the Management Board in February 2021, the contract was no longer active and no new orders were placed. In Q3 2021, a milestone payment, which related to the submission of the EMA dossier for CVnCoV, and amounts to EUR 100k was made to fulfil a contractual obligation from the consulting agreement in place before Antony Blanc joined the Management Board.

17. Subsequent events

On November 30, 2020, CureVac entered into an Advanced Purchase Agreement (APA) with the European Commission (EC), which was acting on behalf and in the name of all Member States of the European Union to deliver 225 million doses of CVnCoV. In order to support our accelerated efforts to develop a safe and effective vaccine, the EC structured the APA to share the financial risk with CureVac and to support the development of CureVac’s operations in the form of an upfront payment of EUR 450 million, which is recognized as a contract liability as of September 30, 2021. Upon notification of the EC of the withdrawal of CureVac’s regulatory approval application for CVnCoV in October 2021, the APA automatically terminated. According to the EU APA, in such case of termination, CureVac must return only the unspent amount of the prepayment. CureVac is in the process of submitting to the EC a report of qualified expenditures incurred or committed to using the upfront payment and do not expect that it will be required to return any portion of it; the unreturned portion will be recognized into income in the fourth quarter of 2021.

The value of certain assets, semi-finished and finished goods that will have no future use will be assessed in the fourth quarter of 2021.

CureVac is currently coordinating with the EC to evaluate whether the EC will exercise its option to recover some raw materials and/or primary components paid for with the upfront as allowed for under the APA.

Due to the withdrawal of the EMA regulatory approval application for CVnCoV, CureVac will not be able to reach all predefined milestones for 2021 under the BMBF grant. From 2020 through December 2021, CureVac has received EUR 196.3 million. In November 2021, CureVac notified BMG of the inability to supply CVnCoV, therefore triggering automatic termination of the supply agreement. As a result, the contract liability amounting to EUR 124 million will be recognized into income in the fourth quarter of 2021.

As of September 30, 2021, all assets on the statement of financial position, which relate to CVnCoV and which are unable to be repurposed, were recoverable under either the APA or the BMBF grant.

As discussed in Note 3.1, in June 2021, Boehringer Ingelheim provided notice of its intention to terminate the Boehringer Agreement. The termination became effective on November 17, 2021 and, as a result, the remaining EUR 4,000K of the upfront payment, an option fee payment of EUR 5,000K and an additional EUR 7,000K in development milestone payments were recognized as revenue in the fourth quarter of 2021 as no further performance obligations remained.

In November 2021, CureVac issued a prepayment request and cancellation notice to the EIB under which it requested to voluntarily prepay, in December 2021, the EUR 25 million in principal in addition to accrued interest and to cancel the remaining EUR 50 million available under the EIB loan.